January 10, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ryan Rohn

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Form 10-K for the Fiscal Year ended June 30, 2023

Filed October 2, 2023

File No. 000-56144

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated December 27, 2023 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-K for the Fiscal Year ended June 30, 2023

Item 9A. Controls and Procedures, page F-15

1. Please amend your filing to include Management’s annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K.

Response: We have amended the disclosure in Item 9A Controls and Procedures to include Management’s annual report on internal control over financial reporting and filed an amendment on Form 10-K/A.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director